Exhibit 12.1
CENTERPLATE, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN THOUSANDS)

						26 Weeks Ended
						July 4,	July 3,
	2002	2003	2004	2005	2006	2006	2007
Income (loss) before income taxes	4,309	(10,755)	1,353	(8,441)	3,248	(4,034)	(9,910)

Add Fixed Charges:
Interest Expense (excluding capitalized)	19,311	25,856	23,195	27,800	21,791	11,462	13,847
Amortization of loan costs	1,431	6,907	1,815	3,474	2,569	1,284	1,284
Interest factor in rents	865	788	787	924	886	344	410

Total earnings as defined	25,916	22,796	27,150	23,757	28,494	9,056	5,631

Fixed Charges:
Interest Expense	19,311	25,856	23,195	27,800	21,791	11,462	13,847
Amortization of loan costs	1,431	6,907	1,815	3,474	2,569	1,284	1,284
Interest factor in rents	865	788	787	924	886	344	410

	21,607	33,551	25,797	32,198	13,090	13,090	15,541

Ratio of Earnings to Fixed Charges	1.2	—	1.1	—	1.1	—	—

Deficiency in the coverage of earnings to fixed charges	—	(10,755)	—	(8,441)	—	(4,034)	(9,910)